UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the notice, proxy statement and proxy card of Scorpio Tankers Inc. (the “Company”) for the Company’s 2023 Annual Meeting of Shareholders scheduled to be held on May 30, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 9, 2023	SCORPIO TANKERS INC. (registrant)

	By:	/s/ Brian Lee
Brian Lee Chief Financial Officer

Exhibit 99.1

April 20, 2023
TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.
Enclosed is a notice of the 2023 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Tankers Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 on May 30, 2023 at 9:00 a.m. local time, the Company’s proxy statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2022, may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
At the Meeting, Shareholders will consider and vote upon the following proposals:
1.	To elect two Class I Directors to serve until the 2026 annual meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; and (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER

NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 10, 2023.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer

Monaco Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5716	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 212 542 1616

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 20, 2023
NOTICE IS HEREBY given that the 2023 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Tankers Inc. (the “Company”) will be held on May 30, 2023 at 9:00 a.m. local time at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals one and two are more completely set forth in the accompanying proxy statement:
1.	To elect two Class I Directors to serve until the 2026 annual meeting of Shareholders;
2.	To ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2023; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on April 10, 2023 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 10, 2023.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE

OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
This notice of Meeting, the proxy statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2022, may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Auste Vizbaraite
Auste Vizbaraite
Secretary

April 20, 2023 Monaco

SCORPIO TANKERS INC.
LE MILLENIUM, 9 BOULEVARD CHARLES III, MONACO MC 98000

PROXY STATEMENT FOR ANNUAL
MEETING OF SHAREHOLDERS TO BE
HELD ON MAY 30, 2023

INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2023 annual meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000 on May 30, 2023 at 9:00 a.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting. This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 20, 2023. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2022 (the “Annual Report”) may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
Voting Rights and Outstanding Shares
On April 10, 2023 (the “Record Date”), the Company had issued and outstanding 59,671,806 common shares, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “STNG.”
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE ELECTION

OF DIRECTORS
The Company currently has ten directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. The terms of the Company’s Class I Directors expire at the Meeting. One of the current Class I directors, Mr. Ademaro Lanzara, has determined not to run for re-election. The terms of the newly elected Class I Directors will expire at the Company’s 2026 annual meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Emanuele Lauro	44	Class I Director
Merrick Rayner	67	Class I Director
Emanuele A. Lauro, Chairman, Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and serves as Chairman and Chief Executive Officer of Eneti Inc. (NYSE: NETI), which was formed in 2013. Mr. Emanuele Lauro also served as director and Chief Executive Officer of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 175 vessels in 2022. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Merrick Rayner, Director
Merrick Rayner has served on our Board of Directors since September 2017. Mr. Rayner has 42 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep-sea tanker chartering business as well as new and second-hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003, Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter and projects group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for ratification at the Meeting the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2023.
PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting, including the Company’s latest Annual Report, at: http://www.edocumentview.com/STNG.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
EFFECT OF ABSTENTIONS
An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

/s/ Auste Vizbaraite
Auste Vizbaraite
Secretary

April 20, 2023 Monaco

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SCORPIO Tankers

VOTE

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MR A SAMPLE
DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically or by phone must be received by 1:00 A.M., Central European Time, on May 30, 2023.

Online
Go to **www.envisionreports.com/STNG** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/STNG

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – The Board of Directors recommends a vote FOR each of the nominees listed in Proposal 1 and FOR Proposal 2.

+

1. Election of Directors:

	For	Withhold
01 - Emanuele Lauro	☐	☐
02 - Merrick Rayner	☐	☐

B Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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C 1234567890 JNT
2 1 D V 5 7 5 9 7 9

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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03SP2B

2023 Annual Meeting Admission Ticket

2023 Annual Meeting of Shareholders
of Scorpio Tankers Inc.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/STNG

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Tankers Inc.

Notice of 2023 Annual Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting - May 30, 2023

The undersigned shareholder hereby appoints Emanuele A. Lauro and Auste Vizbaraite, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Tankers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the 2023 Annual Meeting of Shareholders to be held at 9:00 a.m., local time, on May 30, 2023 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. **THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.**

(Items to be voted appear on the reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

SCORPIO Tankers VOTE

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR each of the nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Emanuele Lauro	☐	☐	02 - Merrick Rayner	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 5 7 5 9 7 9

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Tankers Inc.

Notice of 2023 Annual Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting - May 30, 2023

The undersigned shareholder hereby appoints Emanuele A. Lauro and Auste Vizbaraite, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Tankers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the 2023 Annual Meeting of Shareholders to be held at 9:00 a.m., local time, on May 30, 2023 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. **THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.**

(Items to be voted appear on the reverse side.)